                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                  PREVIO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    74138B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages
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CUSIP NO. 74138B105                  13G/A                     Page 2 of 9 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         IDANTA PARTNERS LTD.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              375,835
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           375,835
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     375,835
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    5.5% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Based on 6,881,062 shares of the Stock outstanding as of December 31, 2001, as reported in the Issuer's Annual Report on Form 10-K filed on January 4, 2002 for the year ended September 30, 2001.



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CUSIP NO. 74138B105                  13G/A                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              375,835
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           375,835
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     375,835
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    5.5% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                        OO (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


(1) Based on 6,881,062 shares of the Stock outstanding as of December 31, 2001, as reported in the Issuer's Annual Report on Form 10-K filed on January 4, 2002 for the year ended September 30, 2001.

CUSIP NO. 74138B105                  13G/A                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              375,835
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           375,835
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     375,835
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    5.5% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


(1) Based on 6,881,062 shares of the Stock outstanding as of December 31, 2001, as reported in the Issuer's Annual Report on Form 10-K filed on January 4, 2002 for the year ended September 30, 2001.

CUSIP NO. 74138B105                  13G/A                     Page 5 of 9 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 12, 1993 (the "Schedule 13G"), relating to the Common Stock, $0.001 par value per share (the "Stock"), of Previo, Inc. (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated February 12, 1994;
         Amendment No. 2 thereto dated February 13, 1995;
         Amendment No. 3 thereto dated February 3, 1997;
         Amendment No. 4 thereto dated February 6, 1998;
         Amendment No. 5 thereto dated February 20, 1998;
         Amendment No. 6 thereto dated February 5, 1999;
         Amendment No. 7 thereto dated February 8, 2000 and
         Amendment No. 8 thereto dated February 9, 2001.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. Idanta Partners Ltd. is referred to as "IPL", Dunn Family Trust, David J. Dunn, Trustee, is referred to as "DFT" and David J. Dunn is referred to as "DJD".

Item 2. As reported in the Schedule 13G is hereby amended and restated to read as follows:

Item 2(a).         Name of Person Filing.
                   ----------------------

              Pursuant to Rule 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Schedule 13G Statement on behalf of Idanta Partners Ltd. ("IPL"), Dunn Family Trust, David J. Dunn, Trustee (a grantor trust) ("DFT"), and David J. Dunn ("DJD"). IPL, DFT and DJD are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

Item 2(b).         Address of Principal Business Office, or if none, Residence.
                   -----------------------------------------------------------

                  The principal business office address of all Reporting Persons (IPL, DFT and DJD) is:

                  9255 Towne Centre Drive, Suite 925
                  San Diego, California 92121


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CUSIP NO. 74138B105                  13G/A                     Page 6 of 9 Pages

Item 2(c).                 Citizenship.
                           -----------

                  IPL is a Texas limited partnership.
                  DFT is a citizen of the United States of America. DJD is a citizen of the United States of America.

Item 2(e)                  CUSIP Number.
                           ------------

                  The CUSIP Number of the Stock is 74138B105.

Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

Item 4.                    Ownership.
                           ---------

         IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 375,835,
                  (b) which constitutes approximately 5.5% of the assumed 6,881,062 outstanding shares of the Stock.
                  (c) Acting through its general partner DFT, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,835 shares of the Stock.

         DFT: (a) Because of its position as general partner of IPL, which owns 375,835 shares of the Stock, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 375,835 shares,
                  (b) which constitutes approximately 5.5% of the assumed 6,881,062 outstanding shares of the Stock.
                  (c) In its capacity as a general partner of IPL, DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,835 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DFT owns no shares of the Stock directly.

         DJD: (a) Because DJD is the trustee of DFT, and DFT is a general partner of IPL, which owns 375,835 shares of the Stock, DJD may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 375,835 shares,
                  (b) which constitutes approximately 5.5% of the assumed 6,881,062 outstanding shares of the Stock.
                  (c) In his capacity as trustee of DFT, which is also a general partner of IPL, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,835 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock. DJD owns no shares of the Stock individually.




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CUSIP NO. 74138B105                  13G/A                     Page 7 of 9 Pages


Item 8 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                   ---------------------------------------------------------

         This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1) which does not constitute a group. The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

CUSIP NO. 74138B105                  13G/A                     Page 8 of 9 Pages

                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned have filed this statement jointly pursuant to the agreement attached as Exhibit A.

Dated: February 14, 2002

IDANTA PARTNERS LTD.
a Texas limited partnership


by: /s/ Jonathan Huberman
    -------------------------------
    Jonathan Huberman
    General Partner



DUNN FAMILY TRUST


by: /s/ David J. Dunn
    -------------------------------
    David J. Dunn, Trustee




/s/ David J. Dunn
-----------------------------------
David J. Dunn, Individually

CUSIP NO. 74138B105                  13G/A                     Page 9 of 9 Pages


                       JOINT FILING AGREEMENT EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments thereto.

DATED: February 14, 2002


DUNN FAMILY TRUST


By: /s/ David J. Dunn
-----------------------------------
David J. Dunn, Trustee



/s/ David J. Dunn
-----------------------------------
David J. Dunn, Individually


IDANTA PARTNERS LTD.
a Texas limited partnership


By: /s/ Jonathan S. Huberman
    -------------------------------
    Jonathan S. Huberman, General Partner